July 19, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

Re:	Clear Channel Communications, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2006, filed March 1, 2007 File No. 1-09645

Form 10-Q for Fiscal Quarter Ended March 31, 2007 File No. 1-9645
Dear Mr. Spirgel:
          This letter is in response to the Staff’s comments to the Company by its letter dated June 20, 2007 relating to the above-referenced Forms 10-K and 10-Q. Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.
Note A. Intangible Assets, page 64
          1. We note your responses to prior comments 1 — 3. Based on your responses, we believe that your reporting units are at the cluster level since it appears to us that you manage your operations based on clusters. In this regard, we note that the Radio CEO regularly reviews the OIBDAN results at the EVP level which includes a roll-up of the operating results at the cluster level. Please revise or advise.
          The Company recognizes the Staff’s concerns relating to how it has defined its components given the judgmental nature of the accounting guidance. The Staff’s comments have allowed the Company to rethink how it defines components within its radio broadcasting segment. The Company agrees with the staff that identification of components at the cluster level is appropriate. The Company has also given careful consideration to the aggregation guidance in light of this change.
          The Company’s radio clusters operate as part of a national platform working in concert to drive maximum audience size and revenue. The Company makes resource allocation decisions among the clusters based on the contribution of the clusters to the overall radio segment. For example, the Company’s decision to divest itself of 448 radio stations was based on those stations’ contribution to the national platform compared to the total resources required by that station. A metric used by management to determine the stations’ contribution to the national

Securities and Exchange Commission
July 19, 2007

platform included programming content produced by that station for use by other stations. Generally, the stations identified for divestiture were located outside its top 100 largest markets. Approximately two thirds of the 448 radio stations are under definitive agreements to be sold to four buyers. No single radio station under definitive agreement is being sold by itself. The remaining one third of the stations under definitive agreements are being sold to buyers that already own a portfolio of radio stations. The Company has realized and expects to realize gains on the sales of these stations. The Company believes that realizing goodwill through the sale of multiple stations across its clusters to a single buyer is an indicator that goodwill is recoverable at a level higher than its individual components.
          The Company’s national platform and resulting goodwill are primarily attributable to its consolidation of radio properties that occurred after passage of the Telecommunications Act of 1996 (the Act). The Company’s strategy was to use the national platform to increase cash flow by driving higher audience share through the use of shared content and to lower expenses through the consolidation of numerous processes. The creation of the Company’s national platform occurred through a number of acquisitions, the largest being the Company’s acquisitions of Jacor and AMFM. The Company’s rationale for its acquisitions of Jacor in 1999 and AMFM in 2000 was to complete its national platform. Prior to its acquisition of Jacor, the Company operated radio stations in market sizes 50 to 100. Jacor operated in mid-market sizes 25 to 50 and AMFM operated in the largest market sizes 1 to 25 and smaller markets outside the top 100. As of December 31, 2006, the Company’s radio segment had $6.3 billion of goodwill, approximately 93% of which is attributable to the Jacor and AMFM acquisitions. The Company paid a premium and recognized more goodwill as a result of the AMFM and Jacor acquisitions than it would have had it purchased individual markets.
          The Company believes the aggregation analysis is similar for its radio operations before and after the completion of the 448 radio station sales, but will focus the remainder of this discussion on its radio operations as they will exist following the planned divestitures because of the number of stations it is divesting and the fact that its remaining stations will be more concentrated in its top 100 markets.
          The Company operates and will continue to operate its radio clusters as part of a national platform. The Company leverages the skill of its most talented managers across its clusters. The Company leverages national programming professionals to create and make radio content available across clusters. This content is made available to local managers who decide what to broadcast in order to reach the largest listening audience. In addition, programming created at the local level (e.g. news content) is made available and shared among clusters. These resources allow all clusters to have access to the same high quality programming. The Company has an EVP responsible for program development. Additionally, it has branded formats and a national program and content development database which facilitates the sharing of content. Formats are determined by each market through consultation with the EVP of Programming to reach the largest target audience and thus increase audience size, which is the driving force behind both national and local revenue. The size of a radio station’s audience is a key factor in determining the rates a station can charge for its advertising inventory. Maximum audience size within each market is determined by the right format mix with high quality programming for each format. The Company believes its nationwide resources of developed and shared programming have

Securities and Exchange Commission
July 19, 2007

enabled it to increase the audience size listening to its stations. The Company does not believe such increases would have been achievable by a stand-alone cluster.
          National and local revenue is driven by audience size, which is published by third party ratings services. Approximately 80% of the Company’s total revenue is placed by advertising agencies, which rely on the third party ratings services data. Therefore, the Company has designed its national resources to maximize audience size and third party ratings. The Company believes national resources give it the ability to maximize and sustain audience size which it could not achieve at a stand-alone cluster level.
Application of EITF D-101
          The Company considered the guidance in EITF Topic D-101 to determine whether aggregation of its clusters was appropriate. The Company listed factors it considered relevant for aggregating its components in its letter dated April 10, 2007. The Company believes those factors remain relevant to its clusters. The following is the Company’s analysis of additional factors it considered for aggregating its clusters:
•	The manner in which the Company operates its business, the nature of those operations and how the Company integrated its acquisitions into its operations.

The Company operates its radio segment as part of a national platform. The national platform was created primarily through the acquisitions of Jacor and AMFM which comprise approximately 93% of the radio segment’s goodwill. This national platform has given the Company a critical mass of radio stations to develop and share content across its clusters.

•	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent).

As discussed, two thirds of the Company’s radio stations for sale are being sold to four buyers and there is no instance of a single station being sold to a single buyer. Additionally, the Company has realized and expects to realize gains on the sales of its radio stations. The Company believes that realizing goodwill through the sale of multiple stations across its clusters to a single buyer is an indicator that goodwill is recoverable at a level higher than its individual components.

•	The extent to which the component businesses share resources.

As discussed, programming is created at the local and national level and is made available and shared among clusters. This enables all clusters to have access to the same high quality programming. Additionally, it has branded formats and a national program and content development database. The content in the database is created by local stations and shared across the Company’s clusters.

Securities and Exchange Commission
July 19, 2007

•	Similar long-term gross margins

The Company considered the long-term OIBDAN margins of its clusters. The Company’s cluster OIBDAN margins for the last three years have varied. The Company expects short-term variations due to temporary anomalies (audience listening behavior changes, format attacks from competitors, etc). The Company expects the long-term OIBDAN margins of its clusters to be within a narrow range. Pursuant to Exchange Act Rule 12b-4, the Company is supplementally providing to the Staff the forecasted OIBDAN margin for 2007, and the 2006 and 2005 OIBDAN margins, all adjusted for the radio station divestitures.
          In summary, the Company agrees with the Staff that clusters are components. Based on the discussion above, the Company believes that its clusters share similar economic characteristics. Therefore, the Company will aggregate its clusters at the radio segment level for testing goodwill for impairment.
*   *   *   *
          In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding these responses, please contact Herb Hill at (210) 822-2828.

Very truly yours,
/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays President and Chief Financial Officer